SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
VECTOR GROUP LTD.
(Name of Subject Company (Issuer))
VAPOR MERGER SUB INC.
a wholly owned subsidiary of
JTI (US) HOLDING INC.
an indirect wholly owned subsidiary of
JT INTERNATIONAL HOLDING B.V.
(Names of Filing Persons — Offerors)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
92240M108
(CUSIP Number of Class of Securities)
Christopher Hill
c/o JTI (US) Holding Inc.
501 Brickell Key Dr., Suite 402
Miami, Florida 33131
United States
Telephone: +1 201 871 1210
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
With copies to:
Sebastian L. Fain, Esq.
Paul K. Humphreys, Esq.
Freshfields Bruckhaus Deringer US LLP
3 World Trade Center
175 Greenwich Street
New York, NY 10007
Telephone: +1 212 277 4000
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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Third-party tender offer subject to Rule 14d-1.

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Issuer tender offer subject to Rule 13e-4.

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Going-private transaction subject to Rule 13e-3.

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Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on September 4, 2024 (together with any amendments and supplements hereto, the “Schedule TO”) by Vapor Merger Sub Inc., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of JTI (US) Holding Inc., a Delaware corporation (“Parent”), Parent and JT International Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) (“JTI”) organized and existing under the law of the Netherlands and an Affiliate of Parent. The Schedule TO relates to the tender offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Vector Group Ltd., a Delaware corporation (the “Company”), in exchange for $15.00 per Share in cash, subject to applicable withholding taxes and without interest (the “Offer Price”), on the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”) and the related Notice of Guaranteed Delivery (as it may be amended, supplemented or otherwise modified from time to time, the “Notice of Guaranteed Delivery”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively, and which, together with other related materials, collectively constitute the “Offer”, including the Minimum Condition
All information regarding the Offer as set forth in the Schedule TO, including all exhibits thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule TO.
Unless stated otherwise, the new text in the supplemental information is bolded and underlined and any deleted text is bolded and denoted with a strikethrough to highlight the supplemental information being disclosed.
Items 1   through 9 and Item 11.
The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows (new language underlined; deleted language struck through):
(a)
The information set forth in the existing third full paragraph on page 40 of the Offer to Purchase, in Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Antitrust Filings” of the Offer to Purchase is amended and supplemented as follows:

“Antitrust Filings.   Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, has agreed to file (i) with the FTC and the Antitrust Division of the DOJ a notification and report form relating to the Merger Agreement and the Transactions (the “HSR Filings”) as required by the HSR Act, as soon as practicable (but in no event later than ten business days ) after the date of the Merger Agreement (unless a later date is mutually agreed between the parties) and (ii) any other submission required pursuant to the Foreign Antitrust Laws as soon as reasonably practicable (but in no event later than 10 business days) after the date of the Merger Agreement (collectively with the HSR Filings, the “Company Approvals”). Parent and the Company made (i) the HSR Filing on August 30, 2024 and (ii) the filing under Foreign Antitrust Law ~~such filing~~ on August 27, 2024. On September 16, 2024, Parent voluntarily withdrew the August 30, 2024 HSR Filing to provide the FTC with additional time for review, and refiled its HSR Notification Form on September 18, 2024. On September 18, 2024, JTI received the consent of the government of the Republic of Serbia under the Foreign Antitrust Law to consummate the Transactions.”
(b)
Beginning on page 53 of the Offer to Purchase, the information set forth in the existing first and second paragraphs of Section 16 — “Certain Legal Matters; Regulatory Approvals — Antitrust Compliance” of the Offer to Purchase is amended and supplemented as follows:

“Compliance with the HSR Act.   Under the HSR Act (including the rules and regulations that have been promulgated thereunder), certain transactions, including Merger Sub’s purchase of

Shares pursuant to the Offer, may not be consummated until certain information and documentary material (the “HSR Notification Form”) has been furnished to the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and expiration or termination of the waiting period under the HSR Act. Parent and the Company filed their respective HSR Notification Forms with the FTC and the Antitrust Division on August 30, 2024. On September 16, 2024, Parent voluntarily withdrew the August 30, 2024 filing to provide the FTC with additional time for review, and refiled its HSR Notification Form on September 18, 2024.
Following the refiling of the HSR Notification Form, under the HSR Act, Merger Sub’s purchase of the Shares pursuant to the Offer is subject to an initial waiting period that will expire at 11:59 p.m., Eastern Time, on ~~September 16, 2024~~ October 3, 2024. During the initial waiting period the FTC and the Antitrust Division can choose to shorten the waiting period by granting early termination or may extend the waiting period by issuing a Request for Additional Information or Documentary Material (a “Second Request”) to the parties. The agencies have, however, temporarily suspended granting early termination during the initial waiting period. ~~Alternatively, to provide the FTC or the Antitrust Division with additional time to review the proposed acquisition, Parent, with the consent of the Company, may withdraw its HSR Notification Form prior to the expiration of the waiting period and refile, starting a new 15-day waiting period.~~ If the FTC or the Antitrust Division issue Second Requests, the waiting period with respect to the Offer will be extended to 11:59 PM, Eastern time, on the 10th day after Merger Sub’s certification of substantial compliance with its Second Request. If the HSR Act waiting period expires or is terminated, completion of the Merger will not require an additional filing under the HSR Act so long as Parent owns 50% or more of the outstanding Shares within one year after the HSR Act waiting period applicable to the Transactions expired or was terminated.
On September 18, 2024, Japan Tobacco Inc. issued a press release announcing the extension of the Offer in connection with the withdrawal and refiling of Parent’s HSR Notification Form under the HSR Act. A copy of the press release is attached as Exhibit (a)(5)(E) to the Schedule TO and incorporated by reference herein.”
(c)
Beginning on page 54 of the Offer to Purchase, immediately after the first full paragraph on such page, Section 16 — “Certain Legal Matters; Regulatory Approvals — Antitrust Compliance” of the Offer to Purchase is amended and supplemented by adding the following subsection:

“Compliance with Foreign Antitrust Law.   Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, has agreed to file any other submission required pursuant to the Foreign Antitrust Law as soon as reasonably practicable (but in no event later than ten business days) after the date of the Merger Agreement. JTI made such filing on August 27, 2024. On September 18, 2024, JTI received the consent of the government of the Republic of Serbia under the Foreign Antitrust Law to consummate the Transactions.”
(d)
Beginning on page 55 of the Offer to Purchase, immediately after the subsection of Section 16 entitled — “Certain Legal Matters; Regulatory Approvals — Stockholder Approval Not Required” of the Offer to Purchase is amended and supplemented by adding the following subsection:

“Legal Proceedings
Between September 12, 2024 and September 13, 2024, two complaints were filed in (a) the Supreme Court of the State of New York, County of New York (Scott v. Vector Group Ltd., et al., Case No. 654791/2024, filed September 13, 2024 (Sup. Ct. N.Y. Cnty.)) and (b) the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, (Palmer v. Vector Group Ltd., et al., Case No. 2024-017392-CA-01, filed September 11, 2024 (Fla. Cir. Ct.)) (collectively, the “Complaints”). The Complaints name as defendants the Company and each member of the board of directors of the Company. The Complaints allege that the defendants violated certain federal and state laws, including Delaware law and New York common law, for purported negligence, breach of fiduciary duties, aiding and abetting the breach of fiduciary duties, failure to disclose and negligent misrepresentation and concealment, by omitting and/or misrepresenting certain material facts related to the transaction from the Schedule 14D-9 filed by the Company on September 4,

2024. The Complaints seek, among other relief, (i) injunctive relief preventing the consummation of the Merger until the Company corrects the alleged deficiencies in the Schedule 14D-9, (ii) rescission of the Merger Agreement or rescissory damages, (iii) an award of plaintiffs’ costs and disbursements of the action, including attorneys’ and expert fees and expenses, and (iv) other relief as the courts deem just and proper. The defendants believe that the claims asserted in the Complaints are without merit.
The Company also received a number of demand letters from purported stockholders of the Company (the “Demand Letters”) alleging that the Schedule 14D-9 filed by the Company on September 4, 2024 contained disclosure deficiencies and/or incomplete information in connection with the transaction.
If additional similar complaints are filed or additional demands are received, absent new or different allegations that are material, the Company, Parent and/or Merger Sub will not necessarily disclose them. The outcome of the matters described above cannot be predicted with certainty. Additional lawsuits arising out of or relating to the Offer may be filed in the future.”
(e)
The information set forth in Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company — Background of the Offer and the Merger” of the Offer to Purchase is amended and supplemented as follows:

Beginning on page 25 of the Offer to Purchase, the fifth full paragraph is amended and supplemented as follows:
“On May 22, 2024, JTI delivered a non-binding proposal letter (the “May 22 Proposal”) to the Company Board, pursuant to which JTI would acquire 100% of the outstanding fully diluted Shares for $12.50 per share in cash. This per share price did not include the value of the NV Business, which JTI valued separately at $0.60 per share. The proposal contemplated that the NV Business would be separated into a liquidating trust structure, the interests in which would be distributed to stockholders prior to the consummation of the transactions, as had been previously discussed by the parties. The May 22 Proposal also contemplated that Mr. Lorber and Dr. Phillip Frost (who beneficially owns approximately 14.7 million Shares based on the Schedule 13D filed with the SEC on December 10, 2019, which represents approximately 9.4% of the Shares) would each enter into a tender and support agreement with Parent and Merger Sub (each, a “Tender and Support Agreement”) in connection with the Transactions.”
Beginning on page 26 of the Offer to Purchase, the second full paragraph is amended and supplemented as follows:
“On June 24, 2024, representatives of Sullivan & Cromwell delivered an initial draft Merger Agreement to representatives of Freshfields. The Merger Agreement provided for, among other things, (i) the structure of the transaction as a cash tender offer followed immediately by a short-form merger pursuant to Section 251(h) of the DGCL, (ii) accelerated vesting of outstanding equity awards, (iii) limited closing conditions, (iv) the obligation of Parent to take any and all necessary lawful action in connection with obtaining any required regulatory approvals, including any divestitures or litigation necessary in order to obtain antitrust clearances, (v) the Company’s ability to provide information to a party making an unsolicited, bona fide acquisition proposal, and engage in discussions or negotiations with such a party if their acquisition proposal constitutes or could reasonably be expected to lead to a superior proposal, (vi) the Company’s ability to terminate the Merger Agreement to accept a superior proposal, subject to certain procedural requirements, and (vii) a to-be-determined termination fee payable to Parent in certain circumstances, including the Company’s termination of the Merger Agreement to accept a superior proposal. The draft also provided that only Mr. Lorber would be required to sign a Tender and Support Agreement.”
Beginning on page 26 of the Offer to Purchase, the sixth full paragraph is amended and supplemented as follows:

“Also on July 15, 2024, representatives of Freshfields delivered a revised draft of the Merger Agreement to representatives of Sullivan & Cromwell which, among other things, (a) removed the requirement for Parent to take all actions necessary to obtain any approvals required under applicable antitrust laws, unless all such actions, taken together, would be immaterial to Parent, or the Company and their respective subsidiaries, take as a whole, (b) proposed a reverse termination fee in an amount equal to 4% of the Company’s fully diluted equity value which would be payable by Parent in the event that the Merger Agreement is terminated by either Parent or the Company if (i) the Acceptance Time shall not have occurred by the end of the Termination Date, (ii) the Expiration Time shall have occurred without acceptance for payment by Merger Sub of the Shares tendered in the Offer or (iii) a governmental authority of competent jurisdiction has prohibited the consummation of the Transactions and, at the time of any such termination, (w) the parties have not obtained the approvals required under applicable antitrust laws, (x) a governmental authority of competent jurisdiction has prohibited the consummation of the Transactions under applicable antitrust law, or (y) a governmental authority of competent jurisdiction has instigated legal proceedings seeking to prohibit the Transactions under applicable antitrust law, while (z) all other conditions to the Offer shall have been satisfied (or are capable of being satisfied if they are to be satisfied at the Expiration Time); (c) proposed a termination fee in an amount equal to 4% of the Company’s fully diluted equity value that would be payable to Parent in the event that (i) the Company terminates the Merger Agreement to concurrently enter into an alternative agreement with respect to a superior proposal, (ii) Parent terminates the Merger Agreement following a change of recommendation by the Company Board or a failure of the Company Board to reaffirm its recommendation in favor of the Transactions following receipt of an alternative acquisition proposal within ten business days of receipt of a written request by Parent to provide such reaffirmation, (iii) Parent terminates the Merger Agreement for the Company’s breach in any material respect of its obligations with respect to not soliciting acquisition proposals from third parties, or (iv)(A) either party terminates the Merger Agreement following the Termination Date, (B) the Minimum Condition has not been satisfied at the time of such termination, (C) a third party has made a bona fide acquisition proposal that shall have been publicly announced or disclosed and not publicly withdrawn without qualification at least five business days prior to such termination, and (D) the Company and any third party have entered into a definitive agreement with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal previously announced or disclosed) within 12 months following termination of the Merger Agreement; (d) added certain representations by the Company with respect to the NV Business; and (e) included detailed financing cooperation provisions requiring the Company to use its reasonable best efforts to assist Parent to the extent necessary in connection with any financing related to the acquisition or in the ordinary course of JTI’s business. The draft also provided that both Mr. Lorber and Dr. Frost would each be required to sign a Tender and Support Agreement.”
Beginning on page 27 of the Offer to Purchase, the third full paragraph is amended and supplemented as follows:
“On July 23, 2024, representatives of Sullivan & Cromwell delivered a revised draft of the Merger Agreement to representatives of Freshfields. This draft, among other things, (a) reverted to the prior antitrust standard, pursuant to which Parent would be obligated to take any and all necessary action in connection with obtaining the required regulatory approvals, (b) removed the reverse termination fee structure entirely, (c) proposed a termination fee equal to 2.5% of the Company’s fully diluted equity value, (d) qualified the representations made by the Company regarding the NV Business, and ring-fenced such representations so that they would be made with respect to the NV Business only and (e) limited financing cooperation provisions and required Parent to obtain a bridge facility or debt financing prior to closing. The draft also provided that only Mr. Lorber would sign a Tender and Support Agreement.”
Beginning on page 27 of the Offer to Purchase, the fifth full paragraph is amended and supplemented as follows:
“On July 31, 2024, representatives of Freshfields delivered to Mr. Lorber and representatives of Sullivan & Cromwell a third non-binding proposal letter to the Company Board (the “July 31

Proposal”), increasing the price per share to $15.00, which JTI communicated to the Company was their best and final offer. In addition, representatives of Freshfields delivered to representatives of Sullivan & Cromwell a revised draft of the Merger Agreement. This draft, among other things, (a) reverted to their prior antitrust standard, pursuant to which Parent would not be obligated to take any action necessary to obtain any approvals required under applicable antitrust laws, unless all such actions, taken together, would be immaterial to Parent, or the Company and their respective subsidiaries, taken as a whole; (b) reinserted the reverse termination fee in an amount equal to 4.5% of the Company’s fully diluted equity value; (c) revised the termination fee payable by the Company to Parent to be equal to 3.5% of the Company’s fully diluted equity value; and (d) expanded the representations made by the Company with respect to the NV Business to cover, among other things, applicable financial statements, employee matters and intellectual property matters. The draft also provided that both Mr. Lorber and Dr. Frost would each be required to sign a Tender and Support Agreement. Around the same time, representatives of JPM similarly communicated to representatives of Jefferies that the July 31 Proposal represented JTI’s best and final offer for the Company, and reflected extensive internal review and deliberation at the JT Group board level.”
Beginning on page 28 of the Offer to Purchase, the second full paragraph is amended and supplemented as follows:
“On August 6, 2024, representatives of Sullivan & Cromwell delivered a revised draft of the Merger Agreement to representatives of Freshfields. This draft, among other things, (a) revised the antitrust efforts standard to require Parent to take any and all necessary action in connection with obtaining the required regulatory approvals, except where such action would have an effect that would, individually or in the aggregate, reasonably be expected to be materially adverse to the financial condition, assets, liabilities, business operations or results of operations of the Company and its subsidiaries, taken as a whole, or Parent and its affiliates, taken as a whole; (b) noted that, if Parent agreed to the proposed antitrust standard, the reverse termination fee would be equal to 6% of the Company’s fully diluted equity value, but if Parent reinserted the immateriality standard found in the July 31 draft of the Merger Agreement, the reverse termination fee would be equal to 10% of the Company’s fully diluted equity value; (c) revised the termination fee payable by the Company to Parent to be equal to 2.75% of the Company’s fully diluted equity value; (d) removed the additional representations made regarding the NV Business added in the July 31 draft of the Merger Agreement and (e) conditioned approval of financing-related representations and covenants upon review of the guarantee to be provided by the Guarantor. The draft also provided that only Mr. Lorber would sign a Tender and Support Agreement.”
Beginning on page 28 of the Offer to Purchase, the fifth full paragraph is amended and supplemented as follows:
“On August 12, representatives of Freshfields delivered a revised draft of the Merger Agreement to representatives of Sullivan & Cromwell. This draft, among other things, (a) reinserted the immateriality standard found in the July 31 draft, (b) revised the reverse termination fee payable by Parent to the Company to be equal to 5% of the Company’s fully diluted equity value, (c) revised the termination fee payable by the Company to Parent to be equal to 3.5% of the Company’s fully diluted equity value, (d) reinserted a more limited set of expanded representations regarding the NV Business relative to those included in the July 31 draft Merger Agreement and (e) reinserted certain customary provisions to protect financing sources from litigation and liability. The draft also accepted the Company’s position that only Mr. Lorber would sign a Tender and Support Agreement.”
The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:
“On September 18, 2024, in connection with the withdrawal and refiling of Parent’s HSR Notification Form under the HSR Act, and in accordance with Section 2.1(d)(ii)(A) of the Merger Agreement, Merger Sub extended the expiration date of the Offer. The Offer was previously scheduled to expire at one minute after 11:59 p.m., New York City time, on October 1, 2024. The expiration date of the Offer is extended to one minute after 11:59 p.m., New York City time, on October 4, 2024, unless further extended.
The Depositary has advised Parent that, as of 5:00 p.m., Eastern Time, on September 17, 2024, approximately 2,173,783 Shares had been validly tendered and received, and not validly withdrawn, pursuant to the Offer, representing approximately 1.38% of the outstanding Shares as of such date and time.
On September 18, 2024, Japan Tobacco Inc. issued a press release announcing the extension of the Offer. A copy of the press release is attached as Exhibit (a)(5)(E) to the Schedule TO and incorporated by reference herein.”
Amendments to the Offer to Purchase and Exhibits to the Schedule TO
All references to (i) “one minute after 11:59 p.m., New York City time, on October 1, 2024” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9 or IRS Form W-8) (Exhibit (a)(1)(B)), Form of Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), and Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) are hereby amended and replaced with “one minute after 11:59 p.m., New York City time, on October 4, 2024.”
Item 12.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:
Exhibit No.	Description
(a)(5)(E)	Press Release issued by Japan Tobacco Inc., dated September 18, 2024.

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: September 18, 2024
JT INTERNATIONAL HOLDING B.V.
By:
/s/ Biljana Ivosevic

Name: Biljana Ivosevic
Title: Authorized Person
By:
/s/ John Gerard Colton

Name: John Gerard Colton
Title: Authorized Person
JTI (US) HOLDING INC.
By:
/s/ Idil Yasa

Name: Idil Yasa
Title: Authorized Person
By:
/s/ Lindsay Shain

Name: Lindsay Shain
Title: Authorized Person
VAPOR MERGER SUB INC.
By:
/s/ Idil Yasa

Name: Idil Yasa
Title: Authorized Person
By:
/s/ Lindsay Shain

Name: Lindsay Shain
Title: Authorized Person